# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stablecoin Development Corp, CIK 0001389545
CUSIP: 66987P508
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 222 Lakeview Ave, SUITE 800, WEST PALM BEACH, Florida (FL), 33401
Date of event which requires filing of this statement: 08/17/2026
Amends the filing with accession number 0001437749-26-018547
Filed by CIK 0002137030
Persons authorized to receive notices and communications: David Garcia, PO Box 144, 9 Forum Lane, Suite 3119, Camana Bay, George Town, Cayman Islands (E9), KY 1-9006, 345-749-9601

## Reporting persons
- Sky Frontier Foundation (CIK 0002137030): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 5,617,689 (9.9% of the class); the aggregate amount excludes certain shares
  Comment: Non-U.S. Foundation
  
  This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 27, 2026, as amended by Amendment No. 1 filed on July 22, 2026 (as so amended, the "Schedule 13D"), by Sky Frontier Foundation (the "Reporting Person"), relating to the common stock, $0.01 par value per share (the "Common Stock"), of Stablecoin Development Corp (the "Issuer"). Capitalized terms used but not defined in this Amendment have the meanings given to them in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect.
  
  This Amendment is being filed to report a change in the Reporting Person's beneficial ownership resulting from the second tranche of the Warrant becoming exercisable within 60 days. As of August 17, 2026, an aggregate of 10,000,000 shares of Common Stock underlying the first and second tranches of the Warrant are exercisable or will become exercisable within 60 days. Because the Warrant limits the Reporting Person's beneficial ownership to 9.99% of the outstanding Common Stock after giving effect to an exercise, the Reporting Person may be deemed to beneficially own 5,617,689 shares of Common Stock, representing approximately 9.99% of the outstanding Common Stock, based on 50,615,437 shares of Common Stock outstanding as of July 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed on July 30, 2026. The Reporting Person has not exercised any portion of the Warrant.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: Stablecoin Development Corp
Address of issuer's principal executive offices: 222 Lakeview Ave, SUITE 800, WEST PALM BEACH, Florida (FL), 33401

## Item 4. Purpose of Transaction
Purpose of transaction: As described in this Amendment, as of August 17, 2026, the second tranche of the Warrant, representing 6,000,000 shares of Common Stock, became exercisable within 60 days. Together with the 4,000,000 shares underlying the first tranche of the Warrant, an aggregate of 10,000,000 shares of Common Stock underlying the Warrant are exercisable within 60 days. The Reporting Person has not exercised any portion of the Warrant and does not currently hold any shares of Common Stock. The foregoing has not changed the Reporting Person's investment intent as described in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of August 17, 2026, the Reporting Person may be deemed to beneficially own 5,617,689 shares of Common Stock, representing approximately 9.99% of the outstanding Common Stock.

The percentage is calculated based on 50,615,437 shares of Common Stock outstanding as of July 27, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed on July 30, 2026, plus the 5,617,689 shares issuable to the Reporting Person upon exercise of the Warrant within 60 days. As of August 17, 2026, 10,000,000 shares underlying the first and second tranches of the Warrant are exercisable within 60 days. However, the Beneficial Ownership Limitation restricts the Reporting Person from exercising the Warrant to the extent that, after giving effect to such exercise, the Reporting Person would beneficially own more than 9.99% of the outstanding Common Stock. Accordingly, only 5,617,689 shares are included in the Reporting Person's beneficial ownership. The Reporting Person disclaims beneficial ownership of any shares issuable upon exercise of the Warrant in excess of the Beneficial Ownership Limitation.
Number of shares as to which each person has sole or shared power to vote or dispose: Upon and following exercise of the Warrant, the Reporting Person will have sole voting power and sole dispositive power with respect to 5,617,689 shares of Common Stock issuable upon such exercise. The Reporting Person has not exercised any portion of the Warrant and does not currently have voting or dispositive power over any shares of Common Stock.
Transactions in the class effected during the past sixty days: Except as described in this Amendment, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days. The change in the Reporting Person's beneficial ownership resulted solely from the second tranche of the Warrant becoming exercisable within 60 days of August 17, 2026, and not from the Reporting Person's exercise of the Warrant or any acquisition or disposition of Common Stock.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Sky Frontier Foundation: /s/ David Garcia, David Garcia, Director (08/21/2026)